                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 15)

                      Lexington Precision Corporation
                    ___________________________________
                             (Name of Issuer)

                       Common Stock, Par Value $.25
                     ________________________________
                      (Title and Class of Securities)

                                529529109
                     ________________________________
                              (CUSIP Number)

                             Mr. Warren Delano
                          Lubin, Delano & Company
                             767 Third Avenue
                         New York, New York  10017
                              (212) 319-4650
                  ______________________________________
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                              June 24, 1996
                  ______________________________________
                   (Date of Event which requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with this
statement  /   /.

                               SCHEDULE 13D

CUSIP NO. 529529109                                      PAGE 2 OF 42 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warren Delano

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*


     WC, PF, 00 (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER

     1,340,297 (See Item 5)

8    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER

     50,000 (See Item 5)

9    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER

     1,340,297 (See Item 5)

10   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER

     50,000 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,340,297 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                   /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1% (See Item 5)

14   TYPE OF REPORTING PERSON*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                              ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 529529109                                      PAGE 3 OF 42 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael A. Lubin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/x/

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC, PF, 00 (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER

     1,470,684  (See Item 5)

8    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER

     50,000 (See Item 5)

9    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER

     1,470,684  (See Item 5)

10   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER

     50,000 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,400,684  (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                 /x/
     Does not include 35,000 shares of Common Stock owned by each of the Reporting Person's two sons with respect to which the Reporting Person acts as a custodian under UGMA and disclaims beneficial ownership.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5% (See Item 5)

14   TYPE OF REPORTING PERSON*

     IN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Statement constitutes Amendment No. 15 to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Warren Delano and Michael A. Lubin, as amended (the "Schedule 13D"), with respect to the common stock, $.25 par value per share ("Common Stock"), of Lexington Precision Corporation, a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.

          Pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), this amendment restates the entire text of the Schedule 13D, but previously filed paper exhibits to such Schedule 13D are not required to be restated, and, therefore, have been omitted.

Item 1.   Security and Issuer.

          This Amendment No. 15 to Schedule 13D relates to common stock, $.25 par value ("Common Stock"), of Lexington Precision
Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 767 Third Avenue, 29th Floor,
New York, New York  10017-2023.

Item 2.   Identity and Background.

          The persons filing this Statement are Warren Delano, Jr. and Michael A. Lubin. Annexed to the Schedule 13D as Exhibit A and incorporated herein by reference is an agreement between Messrs.
Delano and Lubin, pursuant to Rule 13d-1(f) under the 1934 Act, that this Statement is to be filed on behalf of each of them.

          The business of each of Messrs. Delano and Lubin is c/o Lubin, Delano & Company, 767 Third Avenue, 29th Floor, New York, New York 10017. Each of Messrs. Delano and Lubin is a general partner of Lubin, Delano & Company, an investment banking and consulting firm, having an office at 767 Third Avenue, 29th Floor, New York, New York 10017. During the last five years, neither Mr. Delano nor Mr. Lubin has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either Mr. Delano or Mr. Lubin, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Messrs. Delano and Lubin are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          Mr. Delano's beneficial ownership of 1,340,297 shares of the Issuer's Common Stock and Mr. Lubin's beneficial ownership of 1,400,684 shares of the Issuer's Common Stock resulted from: (i) the purchase by L&D Precision Limited Partnership, a New York limited partnership of which Messrs. Delano and Lubin were general partners ("Precision"), from the Issuer in a private placement (the "Private Placement") on February 7, 1985 of (a)
335,525 shares of Common Stock for an aggregate purchase price of $1,651,698.50 and (b) 272,727 warrants (the "1985 Warrants"), each of which entitled the holder thereof to purchase one share of Common Stock (subject to adjustment) at an exercise price of $7.00, and, as noted below, have since expired without being exercised, for an aggregate purchase price of $204,545.25, (ii) the purchase by Precision of an aggregate of 9,600 shares of Common Stock at a price of $4.375 per share in open market purchases on August 16, 1985, August 30, 1985, September 12, 1985 and September 24, 1985, (iii) the purchase, on February 4, 1987, by Blasius Limited Partnership, a Delaware limited partnership of which Messrs. Delano and Lubin were general partners ("BLP"), from the Issuer in an offering made by means of a registration statement under the Securities Act of 1933, as amended (the "1933 Act"), of 375,000 units consisting of an aggregate of 750,000 shares of Common Stock and 375,000 warrants, each of which entitles the holder thereof to purchase one share of Common Stock (subject to adjustment) at an exercise price of $3.575, for an aggregate purchase price of $1,849,987.50, (iv) the purchase by Precision, on or about March 5, 1987, of 345,125 shares of Common Stock, at a price of $2.00 per share, pursuant to the exercise of 345,125 rights (the "Rights") to purchase Common Stock, granted by the Issuer to Precision in connection with an offering of Rights made by means of a registration statement under the 1933
Act (the "Rights Offering") pursuant to which the Issuer granted, on February 4, 1987, one Right to each holder of record of Common Stock at the close of business on December 31, 1986, (v) the purchase by Mr. Lubin, on or about March 5, 1987, of 125,504 shares of Common Stock, at a price of $2.00 per share, pursuant to the exercise of an aggregate of 125,504 Rights acquired on February 25, 1987 (31,000 Rights at a purchase price of $1.145 per Right), February 26, 1987 (28,000 Rights at a purchase price of $1.145 per Right), and March 5, 1987 (66,504 Rights at a purchase price of $1.1875 per Right) through block purchases from a broker/dealer and an unsolicited privately negotiated block purchase, (vi) the purchase by BLP, on March 12, 1987, at a purchase price of $2.00 per share, of 69,943 shares of Common
Stock in connection with BLP's standby purchase commitment with the Issuer pursuant to which BLP agreed to purchase any of the 1,594,208 shares of Common Stock issuable upon the exercise of Rights which were not purchased pursuant to the exercise of Rights, (vii) 197,727 Rights, each of which was issuable to Precision upon the exercise of a 1985 Warrant pursuant to the anti-dilution provisions of the 1985 Warrants, (viii) a partnership distribution made on November 25, 1987 by Precision, of which Messrs. Delano and Lubin were general partners, and in turn, on November 25, 1987, Precision made a partnership distribution of an aggregate of 345,125 shares of the Issuer's
Common Stock to Messrs. Delano and Lubin in the amounts of 172,562 shares and 172,563 shares, respectively, pursuant to Precision's limited partnership agreement, as amended, (ix) the sale by the Issuer of 1,750,000 shares of its 12% Cumulative Convertible Exchangeable Preferred Stock, Series C ("Series C
Stock") to L&D Woolens Limited Partnership, a New York limited partnership ("Woolens") (Messrs. Delano and Lubin were general partners and limited partners of Woolens); the Series C Stock was sold by the Issuer to Woolens for a cash purchase price of $3,500,000, (x) on July 7, 1989, the Issuer granted restricted stock awards of 35,000 shares of the Issuer's Common Stock (the "Restricted Stock") to each of Messrs. Delano and Lubin pursuant to the Issuer's 1986 Restricted Stock Award Plan, as amended (the "Plan"); the grants of Restricted Stock were made in consideration of services rendered by Messrs. Delano and Lubin to the Issuer, (xi) Messrs. Delano and Lubin are also the general partners of Lubin, Delano & Company, a New York general partnership, which owned 20,000 shares of Common Stock, which it acquired by purchasing 10,000 shares of Common Stock in open market transactions on each of July 28, 1989 and August 16, 1989 for aggregate gross purchase prices of $16,125 and $19,375, respectively, (xii) the exchange on May 2, 1990 by Woolens with the Issuer of 1,750,000 shares of the Issuer's Series C Stock for
(a) $1,500,000 in immediately available funds, (b) $1,000,000 principal amount of the Issuer's 12% Senior Notes due May 7, 1990 and (c) $1,000,000 principal amount of the Issuer's Junior Subordinated Convertible Increasing Rate Notes due May 1, 2000
(the "Junior Notes") which are convertible into 440,000 shares of Common Stock (subject to adjustment), (xiii) on or about April
11, 1989, the Issuer granted non-qualified options to purchase from the Issuer, at a purchase price of $1.625 per share, up to 20,000 shares of the Issuer's Common Stock (the "Options") to each of Messrs. Delano and Lubin pursuant to the Issuer's 1983 Incentive Stock Option Plan, as amended (the "Plan"); the grants of Options were made in consideration of services rendered by Messrs. Delano and Lubin to the Issuer, and the Options became fully exercisable on April 11, 1990 and were fully exercised as discussed below, (xiv) the exercise of the Precision Option (as hereinafter defined in Item 6) and purchase pursuant thereto by Messrs. Delano and Lubin on December 20, 1990 of the Precision
Assets (as hereinafter defined in Item 6) from Precision for an aggregate cash purchase price of $50,010, (xv) the distribution on December 20, 1990, pursuant to a complete liquidation of Woolens, of the Junior Notes and the limited partnership interest in BLP held by Woolens to Messrs. Delano and Lubin in accordance with their respective partnership interests in Woolens and the terms of the partnership agreement of Woolens, as amended (a copy of which is annexed to the Schedule 13D as Exhibit G and incorporated herein by reference), (xvi) the distribution on December 20, 1990, pursuant to a complete liquidation of BLP, of the Common Stock and warrants to purchase Common Stock beneficially owned by BLP to the partners of BLP in accordance with their respective partnership interests in BLP and the terms of the partnership agreement of BLP (a copy of which is annexed to the Schedule 13D as Exhibit F and incorporated herein by reference), (xvii) the distribution on December 20, 1990 by Lubin, Delano & Company of all the shares of Common Stock beneficially owned by Lubin, Delano & Company to Messrs. Lubin and Delano in accordance with their respective partnership interests in Lubin, Delano & Company and the terms of the partnership agreement of Lubin, Delano & Company, as amended (a copy of which is annexed to the Schedule 13D as Exhibit K and incorporated herein by reference), (xviii) the purchase by each of Messrs. Delano and Lubin of 30,000 shares of Common Stock at a price of $.155 per share in negotiated transactions on November
27, 1991, (xix) the purchase by each of Messrs. Delano and Lubin of 50,000 shares of Common Stock at a price of $.16 per share in negotiated transactions on December 9, 1991, (xx) the purchase by each of Messrs. Delano and Lubin of 95,500 shares of Common Stock at a price of $.12 per share in negotiated transactions on December 10, 1991, (xxi) the expiration on February 4, 1992 of
79,578 Warrants formerly held by Mr. Delano and 79,797 Warrants formerly held by Mr. Lubin, each of which entitled Messrs. Delano and Lubin to purchase one share of Common Stock at an exercise price of $3.575 per share, (xxii) the expiration of 98,863 1985 Warrants formerly held by Mr. Delano and 98,864 1985 Warrants formerly held by Mr. Lubin on February 7, 1992, each of which entitled Messrs. Delano and Lubin to purchase one share of Common Stock at an exercise price of $7.00 per share, and 98,863 Rights formerly held by Mr. Delano and 98,864 Rights formerly held by Mr. Lubin, each of which was issuable to Messrs. Delano and Lubin upon the exercise of a 1985 Warrant and, if issued, would have entitled Messrs. Delano and Lubin to purchase one share of Common Stock at an exercise price of $2.00 per share, (xxiii) the purchase by each of Messrs. Delano and Lubin of 5,000 shares of Common Stock at a price of $0.50 per share from a market maker
(the "Market Maker") on December 8, 1992, (xxiv) the purchase by each of Messrs. Delano and Lubin of 7,500 shares of Common Stock at a price of $0.50 per share from the Market Maker on December 15, 1992, (xxv) the purchase by each of Messrs. Delano and Lubin of 76,436 shares and 76,435 shares, respectively, of Common Stock at a price of $0.75 per share (plus a $.02 commission per share) through the Market Maker on October 7, 1993, (xxvi) the purchase by each of Messrs. Delano and Lubin of 14,850 shares of Common Stock at a price of $0.895 per share from a market maker on October 25, 1993, (xxvii) the receipt, on January 18, 1993, by each of Messrs. Delano and Lubin, as designees of Lubin, Delano & Company, of 50,000 shares of Common
Stock payable to Lubin, Delano & Company for services rendered by it in connection with a restructuring of the Issuer's debt obligations; Messrs. Delano and Lubin are the sole partners of Lubin, Delano & Company, and such designation was made in accordance with Messrs. Delano's and Lubin's respective partnership interests in Lubin, Delano & Company and with the terms of the partnership agreement of Lubin, Delano & Company, as amended (a copy of which is annexed to the Schedule 13D as Exhibit K and incorporated herein by reference), (xxviii) the purchase by each of Messrs. Delano and Lubin of 2,500 shares of Common Stock at a price of $1.875 per share in a privately negotiated transaction on April 11, 1994, (xxix) the purchase by each of Messrs. Lubin and Delano of 33,105 shares of Common Stock at a purchase price of $1.75 per share in privately negotiated transactions on January 20, 1995 and January 23, 1995, respectively, (xxx) the acquisition by each of Messrs. Delano and Lubin of 20,000 shares of Common Stock pursuant to the exercise of options, which were originally granted on April 12, 1989, to purchase Common Stock at a purchase price of $1.625 per share on March 10, 1994, (xxxi) the purchase by each of Messrs. Delano and Lubin of 2,500 shares of Common Stock at a price of $2.00 per share in a privately negotiated transaction on March 27, 1995, (xxxii) the purchase by each of Messrs. Lubin and Delano of 8,611 shares of Common Stock at a purchase price of $2.50 per share in a privately negotiated transaction on May 22, 1995, (xxxiii) the purchase by each of Messrs. Lubin and Delano of 5,000 shares of Common Stock at a purchase price of $2.50 per share in a privately negotiated transaction on August 15, 1995, (xxxiv) the purchase by each of Messrs. Delano and Lubin of 66,133 shares of Common Stock at a price of $2.50 per share in privately negotiated transactions on September 13, 1995, (xxxv) the purchase by a profit sharing plan of Lubin, Delano & Company of 50,000 shares of Common Stock at a price of $2.50 per share in a privately negotiated transaction on September 13, 1995, (xxxvi) the purchase by each of Messrs. Delano and Lubin of 1,496 shares of Common Stock at a price of $2.50 per share in a privately negotiated transaction on January 24, 1996, (xxxvii) the purchase by each of Messrs. Delano and Lubin of 2,500 shares of Common
Stock at a price of $2.69 per share in a privately negotiated transaction on April 11, 1996, (xxxviii) the purchase by each of Messrs. Delano and Lubin of 10,000 shares of Common Stock at a price of $2.81 per share in privately negotiated transactions on May 20, 1996 and (xxxix) the purchase by each of Messrs. Delano and Lubin of 27,250 shares of Common Stock at a price of $2.625 per share in a privately negotiated transaction on June 24, 1996.
Mr. Lubin disclaims beneficial ownership of 35,000 shares of Common Stock owned by each of his two sons and with respect to which Mr. Lubin acts as a custodian under UGMA. Such shares are excluded from the number of shares beneficially owned by Mr. Lubin reported above.

          The funds used by Precision to purchase certain securities referred to in this Item 2 came from: (i) capital contributions of its partners and advance payments in an aggregate amount of $37,500 made to Precision by Camden Investments Inc., a
California corporation ("Camden"), and Camont Investments Inc., a Delaware corporation ("Camont"), for the purchase from Precision by Camden and Camont of an aggregate of 50,000 of the 1985
Warrants originally purchased by Precision, (ii) capital contributions of Precision's partners and (iii) capital contributions from Messrs. Delano and Lubin, as partners of Precision. Such capital contributions by Mr. Delano came from the proceeds of an unsecured demand loan from Mr. Lubin, which was not evidenced in writing and bore interest at the rate of 6.25% per annum, and such capital contributions by Mr. Lubin came from his personal funds. The Rights issued to Precision were granted by the Issuer for no consideration.

          The funds used by BLP to purchase the Common Stock and other securities referred to in this Item 3 came from capital contributions of BLP's partners. Capital contributions made by Messrs. Delano and Lubin in respect of such purchases came from their personal funds.

          Rights issuable to Precision upon exercise of a 1985 Warrant pursuant to the anti-dilution provisions of the 1985 Warrants, as described in this Item 3, were to be granted by the Issuer for no additional consideration. Funds in respect of the exercise price of any such Rights, if, as and when exercised by Precision, will come from such source as may be determined by Precision and its partners, including additional capital contributions.

          The funds used by Precision to purchase the Common Stock in the amounts of 172,562 shares and 172,563 shares distributed to Messrs. Delano and Lubin, respectively, on November 25, 1987 came from capital contributions, aggregating $690,250, from Messrs.
Delano and Lubin, as partners of Precision. Such capital contribution by Mr. Delano came from the proceeds of an unsecured demand loan from Mr. Lubin which was not evidenced in writing and bore interest at the rate of 6.25% per annum, and such capital contribution by Mr. Lubin came from his personal funds.

          As reported in a statement on Schedule 13D dated January 11, 1990, filed by Woolens with the Securities and Exchange
Commission with respect to its beneficial ownership of Common
Stock (the "Woolens Schedule 13D"), Woolens beneficially owned 1,750,000 shares of Common Stock. Reference is made to Item 3 of the Woolens Schedule 13D for information concerning the source and amount of funds or other consideration used by Woolens in purchasing securities of the Issuer and related information. The capital contributions made by Messrs. Delano and Lubin to Woolens came from their personal funds. The funds used by Lubin, Delano
& Company to acquire the 20,000 shares of Common Stock came from its working capital.

          The funds used by Messrs. Delano and Lubin to purchase the Precision Assets came from their personal funds. Reference is made to Item 3 of each of the Woolens Schedule 13D, the statement on Schedule 13D dated February 7, 1985, as amended, filed by Precision with the Securities and Exchange Commission with respect to its beneficial ownership of Common Stock and the statement on Schedule 13D dated February 4, 1987, as amended, filed by BLP with the Securities and Exchange Commission with respect to its beneficial ownership of Common Stock for information concerning the source and amount of funds or other consideration used by Woolens, Precision and BLP in purchasing securities of the Issuer and related information.

          The funds used by Messrs. Delano and Lubin to purchase the Common Stock in these transactions came from their personal funds, unless otherwise noted herein. The funds used by the Lubin, Delano & Company profit sharing fund to purchase the Common Stock in this transaction came from cash assets of the fund.

Item 4.   Purpose of the Transaction.

          Messrs. Delano and Lubin have acquired, as general partners of Precision, BLP and Lubin, Delano & Company and in their respective individual capacities, their beneficial ownership of the Issuer's Common Stock for investment purposes and to influence the management of the Issuer.

          In connection with the Private Placement, the Issuer entered into an agreement with Precision pursuant to which the Issuer enlarged its Board of Directors and elected Messrs. Delano and Lubin, as representatives of Precision, to the Issuer's Board of Directors and Executive Committee. Pursuant to such agreement, Mr. Delano was also elected to the Company's Compensation
Committee and Mr. Lubin was elected to the Company's Audit
Committee. In addition, the agreement provides that so long as Precision holds beneficially and of record at least 325,000 units (subject to adjustment), provided that at least 162,500 of such units are Shares, the Issuer will utilize its best efforts to ensure that (i) each of the representatives of Precision elected to the Issuer's Board of Directors (or his successor designated by Precision) will be nominated to serve in such capacity for each succeeding term of such director, (ii) each of the two representatives of Precision then serving as a director of the Issuer will also serve as member of the Issuer's Executive
Committee, and (iii) at least one of such representatives will serve on each of the Audit Committee and the Compensation
Committee of the Issuer's Board of Directors. The agreement also provides that, so long as Precision holds beneficially and of record at least 200,000 units (subject to adjustment), provided that at least 100,000 of such units are Shares, the Issuer will utilize its best efforts to ensure that (i) one of the representatives of Precision elected to the Board of Directors
(or his successor designated by Precision) will be nominated to serve in such capacity for each succeeding term of such director,
(ii) such representative of Precision will also serve as a member of the Executive Committee, and (iii) such representative will serve on each of the Audit Committee and the Compensation
Committee of the Board of Directors. The rights of Precision under such agreement inure to the benefit of Messrs. Delano and Lubin, in their capacities as Precision's successors and assigns.
As used in this paragraph, the term "unit" shall mean (a) a share
(a "Share") of Common Stock issued to Precision pursuant to such private placement or (subject to adjustment) upon exercise of any of the Issuer's 1985 Warrants, or (b) a 1985 Warrant.

          In connection with the Issuer's offering, which was completed February 4, 1987, of $51,500,000 aggregate principal amount of 12 % Subordinated Notes due February 1, 1997, Messrs. Delano and Lubin agreed with the Issuer that for a period ending at the latest on February 4, 1994, they will be jointly, severally or collectively the beneficial owner of a number of shares of voting stock of the Issuer at least equal to 5% of the voting stock issued and outstanding on the date of completion of the Rights Offering and the Standby Purchasing Commitment, provided that the Issuer shall not theretofore have breached in any material respect or wrongfully terminated the agreement pursuant to which the Issuer has retained Lubin, Delano & Company to provide investment banking and financial advisory services.

          Messrs. Delano and Lubin agreed with Foreman Associates, a California Limited Partnership ("Foreman"), a limited partner of BLP, that, in connection with any sale or series of related sales to parties unaffiliated with Messrs. Delano and Lubin of a number of shares (the "Threshold") of Common Stock which constitutes at least 20% of the shares of Common Stock beneficially owned by Mr. Delano and Mr. Lubin on the date of completion of the Rights Offering and the Standby Purchase Commitment and subject to certain exceptions, Mr. Delano and/or Mr. Lubin, as the case may be, will permit Foreman or any present or future partner thereof to include any shares of Common Stock which are held by BLP on the date of completion of the Rights Offering and the Standby Purchase Commitment and are distributed to Foreman by BLP in accordance with the terms of BLP's limited partnership agreement and, in the case of a partner of Foreman, which is subsequently distributed to such partner, in such sale proportionately in accordance with the then respective holdings of Common Stock by Foreman and any such partner thereof, with an accompanying reduction, if necessary, in the number of shares of Common Stock to be sold by Mr. Delano and/or Mr. Lubin.

          Messrs. Delano and Lubin agreed further with Foreman, that, so long as Foreman is a partner of BLP and subject to certain exceptions and conditions, Mr. Delano and/or Mr. Lubin will, in connection with any sale or series of related sales to parties unaffiliated with Messrs. Delano and Lubin of a number of shares of Common Stock in excess of the Threshold held by any partnership (other than BLP) of which Messrs. Delano and Lubin are then general partners, permit BLP to include any shares of Common Stock which are held by BLP on the date of completion of the Rights Offering and the Standby Purchase Commitment and on the date thereof in such sale proportionately in accordance with the then respective holdings of Common Stock by such partnership and BLP, with an accompanying reduction, if necessary, in the number of shares of Common Stock to be sold by such partnership. Foreman is no longer a partner of BLP.

          Messrs. Delano and Lubin also agreed with Foreman that, subject to certain exceptions and conditions, in connection with any purchase or series of related purchases from the Issuer by Mr. Delano and/or Mr. Lubin or any partnership then controlled by them which in the aggregate constitutes at least 5% of the shares of Common Stock then outstanding, Mr. Delano and/or Mr. Lubin will permit Foreman to participate in such purchase proportionately in accordance with the then holdings of Common Stock by Mr. Delano, Mr. Lubin and/or such partnership, as the case may be, and Foreman, with an accompanying reduction, if necessary, in the number of shares of Common Stock to be purchased by Mr. Delano, Mr. Lubin and/or such partnership.

          From time to time, the Issuer has implemented an acquisitions program pursuant to which it is actively seeking to acquire assets and businesses with the intention of expanding significantly its operations and sales and enhancing its overall profitability. Acquisitions may be of companies in businesses related or unrelated to the current operations of the Issuer and may be effected by negotiated purchases, unsolicited tender offers or other means, each with the intention of acquiring control of, or up to the entire equity interest in, a company. Acquisitions also may be made through mergers or purchases of assets. From time to time, the Issuer may also make investments in equity securities of companies of which it may not ultimately seek to obtain control.

          Messrs. Delano and Lubin are the President and the Chairman, respectively, of the Issuer.

          The Series C Stock was convertible into shares of the Issuer's Common Stock at an initial conversion price (subject to adjustment) of $2.00 per share of Series C Stock (equivalent to an initial conversion rate of one share of Common Stock for each share of Series C Stock, or, in the aggregate, initially convertible into 1,750,000 shares of Common Stock). Dividends on the Series C Stock were cumulative and were payable quarterly on the first business day of February, May, August and November, commencing February 1, 1990, when, as and if declared, at the rate of $.24 per annum per share. The liquidation preference of the Series C Stock was $2.00 per share plus accrued and unpaid dividends. Commencing on the second anniversary of the issuance of the Series C Stock and subject to the Issuer's Common Stock having traded at specified prices during specified periods prior to the date of redemption, the Series C Stock was redeemable at the option of the Issuer, in whole or in part, at certain predetermined redemption prices plus accrued and unpaid dividends.

          The holders of Series C Stock had no voting rights except
(i) as required by applicable law, and (ii) in the event that at any time six or more dividend payments on Series C Stock had not been paid in full, until such time as one full fiscal quarter shall have elapsed after all arrears in dividend payments of Series C Stock have been paid, each holder of Series C Stock was entitled to one vote per share of Series C Stock on all matters presented to the stockholders of the Issuer at all meetings of stockholders of the Issuer. In addition, without the affirmative vote or consent of the holders of a majority of the Series C
Stock, the Issuer was not able to (i) create a series of preferred stock which is convertible into Common Stock (other than the Issuer's 6% Cumulative Convertible Preferred Stock,
Series A ("Series A Stock") and $4-8 Cumulative Convertible Preferred Stock, Series B ("Series B Stock") outstanding on the date of original issuance of the Series C Stock) ranking on a parity with or prior to the Series C Stock either as to dividends or redemption or upon dissolution, liquidation or winding up of the Issuer, or (ii) issue any additional shares of Series A Stock or Series B Stock or any shares of Series C Stock in addition to the 1,750,000 shares of Series C Stock to be originally issued or
(iii) amend, alter or repeal (whether by merger, consolidation or otherwise) the Issuer's Certificate of Incorporation to adversely affect the voting powers, rights or preferences of the Series C Stock.

          On any dividend payment date on or after February 1, 1990, the Series C Stock was, subject to certain conditions and at the option of the Issuer, exchangeable in whole (but not in part) for the Issuer's ten-year 12.00% Junior Subordinated Convertible
Notes (the "Exchangeable Notes"), provided that, after giving pro forma effect to such exchange, the stockholders' equity of the Issuer was at least $10,000,000. The Exchangeable Notes are convertible into shares of the Issuer's Common Stock at the conversion price per share of Common Stock in effect on the Series C Stock at the time of exchange. The Exchangeable Notes bear interest at the rate of 12% per annum, payable quarterly on the first business day of February, May, August and November of each year, commencing on the first such interest payment date following the date of exchange. Commencing on the second anniversary of the date of issuance of Series C Stock and subject to the Issuer's Common Stock having traded at specified prices during specified periods prior to the date of redemption, the Exchangeable Notes are redeemable at the option of the Issuer, in whole or in part, at certain predetermined redemption prices plus accrued interest.

          The foregoing does not purport to be a complete description of the rights, preferences, qualifications, limitations and restrictions of the Series C Stock. Reference is made to the Certificate of the Designations, Preferences and Relative Participating, Optional and Other Special Rights of 12%
Cumulative Convertible Exchangeable Preferred Stock, Series C and the Qualifications, Limitations and Restrictions Thereof of the Issuer (a copy of which is annexed to the Schedule 13D as Exhibit
I and incorporated herein by reference) for a more complete description of the rights, preferences, privileges, qualifications, limitations and restrictions of the Series C
Stock.

          As a condition precedent to the consummation of the purchase of the Series C Stock by Woolens, the Issuer declared and paid in full all dividend payments in arrears on the Issuer's Series B
Stock.

          In connection with the purchase of the Series C Stock by Woolens, Foreman waived its right to participate in such purchase.

          In addition, Precision temporarily waived its right to have a representative serve on the Audit Committee and the Compensation Committee (formerly known as the Employee Incentive
Stock Option and Compensation Committee) of the Issuer's Board of
Directors until such further time as it desires to invoke its rights.

          Each of Messrs. Delano and Lubin possessed voting and dividend rights with respect to the Restricted Stock, but could not sell or otherwise dispose of such Restricted Stock until unrestricted ownership thereof vested in them pursuant to a vesting schedule which provides for vesting in annual increments of 25%. Pursuant to the Plan, Restricted Stock which had not vested was subject to forfeiture upon termination of employment with the Issuer. The foregoing does not purport to be a complete description of the rights of Messrs. Delano and Lubin with respect to the Restricted Stock. Reference is made to the Plan (a copy of which is annexed to the Schedule 13D as Exhibit L and incorporated herein by reference) for a more complete description of the rights of holders of the Restricted Stock.

          The exchange of Series C Stock was effected pursuant to a Recapitalization Agreement, dated as of April 27, 1990 (the "Recapitalization Agreement"), between Woolens and the Issuer (a copy of which is annexed to the Schedule 13D as Exhibit P and incorporated herein by reference). In connection with the exchange of the Series C Stock, each of Messrs. Delano and Lubin exchanged with the Issuer, pursuant to a letter agreement dated as of April 27, 1990 between Messrs. Delano and Lubin and the Issuer (a copy of which is annexed to the Schedule 13D as Exhibit
Q and incorporated herein by reference), five shares of Common Stock for $6.85. At the time of the exchange of the Series C Stock, Messrs. Delano and Lubin were general partners and limited partners of Woolens and since became the sole partners of Woolens as the result of the purchase by Messrs. Delano and Lubin of the limited partnership interests in Woolens (the "Woolens
Interests") held by the other limited partners of Woolens pursuant to a Purchase Agreement dated as of April 27, 1990 between Messrs. Delano and Lubin and the Sellers (as defined therein) and Vincent Cavallo, as collecting and disbursing agent
(a copy of which is annexed to the Schedule 13D as Exhibit R and incorporated herein by reference. The Woolens Interests were purchased by Messrs. Delano and Lubin for an aggregate purchase price of $3,207,340.08 which was paid by the delivery of (i) cash in the amount of $1,800,000 and (ii) a promissory note in the amount of $1,407,340.08 (a copy of the form of such promissory note is annexed to the Schedule 13D as Exhibit S and incorporated herein by reference).

          The Junior Notes are convertible into shares of the Issuer's Common Stock at any time at an initial conversion price (subject to adjustment) of $2.27273 per share of Common Stock (in the aggregate, convertible into 440,000 shares of Common Stock). The Junior Notes were redeemable, at the option of the Issuer, from May 2, 1990 through December 31, 1990 at an initial redemption price of 105% of principal amount, which will increase by 1% per month until reaching a redemption price of 112%, together with, in each case, accrued and unpaid interest. The Junior Notes were not redeemable from January 1, 1991 through December 31, 1991.
Subject to the Issuer's Common Stock having traded at specified prices during specified periods prior to the date of redemption, the Junior Notes are redeemable at the option of the Issuer, in whole or in part, at certain predetermined prices plus accrued and unpaid interest. The foregoing does not purport to be a complete description of the rights of Woolens with respect to the Junior Notes. Reference is made to the form of Junior Note (a copy of which is annexed as Schedule 2 to Exhibit P to the
Schedule 13D and incorporated herein by reference) for a complete description of the terms of the Junior Notes.

          Simultaneously with the execution of the Recapitalization Agreement, the Issuer entered into a Standby Purchase Agreement
(a copy of which is annexed to the Schedule 13D as Exhibit T and incorporated herein by reference) with Lubin, Delano & Company, an investment banking and consulting firm of which Messrs. Delano and Lubin are general partners, pursuant to which Lubin, Delano & Company agreed to purchase, or to cause its general partners to purchase, up to 440,000 shares of the Issuer's Cumulative Convertible Preferred Stock, Series D (the "Series D Stock"), subject to the prior redemption by the Issuer of Junior Notes having an aggregate principal amount equal to or in excess of the aggregate issuance price of the Series D Stock to be issued. The Standby Purchase Agreement expired at 5:30 p.m., New York City time, on December 31, 1990.

          If issued, the Series D Stock would have been convertible into shares of the Issuer's Common Stock at an initial conversion price (subject to adjustment) of $2.27273 per share of Series D Stock (in the aggregate, convertible into 440,000 shares of Common Stock). Dividends on the Series D Stock would have been cumulative and payable quarterly on the first business day of every February, May, August and November when, as and if declared, at the rate of $0.3181818 per annum per share. The liquidation preference of the Series D Stock would have been $2.27273 per share plus accumulated and unpaid dividends. Commencing on January 1, 1992 and subject to the Issuer's Common Stock having traded at specified prices during specified periods prior to the date of redemption, the Series D Stock would have been redeemable at the option of the Issuer, in whole or in part, at certain predetermined redemption prices plus accumulated and unpaid dividends. The holders of Series D Stock would have had no voting rights except (i) as required by applicable law, and
(ii) in the event that at any time six or more dividend payments on Series D Stock have not been paid in full, until such time as one full fiscal quarter shall have elapsed after all arrears in dividend payments of Series D Stock have been paid, each holder of Series D Stock would have been entitled to one vote per share of Series D Stock on all matters presented to the stockholders of the Issuer. In addition, without the affirmative vote or consent of the holders of a majority of the Series D Stock, the Issuer would have been prohibited from (i) creating a series of preferred stock which is convertible into Common Stock (other than the Issuer's Series A Stock and Series B Stock outstanding on the date of original issuance of the Series D Stock) ranking on a parity with or prior to the Series D Stock either as to dividends or redemption or upon dissolution, liquidation or winding up of the Issuer, or (ii) issuing any additional shares of Series A Stock or Series B Stock or any shares of Series D
Stock in addition to the 440,000 shares of Series D Stock to be originally issued or (iii) amending, altering or repealing
(whether by merger, consolidation or otherwise) the Issuer's Certificate of Incorporation so as to adversely affect the voting powers, rights or preferences of the Series D Stock. The foregoing does not purport to be a complete description of the proposed rights, preferences, privileges, qualifications, limitations and restrictions of the Series D Stock. Reference is made to the proposed form of the Certificate of the Designations, Preferences and Relative Participating, Optional and Other
Special Rights of 14% Cumulative Convertible Preferred Stock, Series D and the Qualifications, Limitations and Restrictions Thereof of the Issuer (a copy of which is annexed as Schedule 1 to Exhibit T to the Schedule 13D and incorporated herein by reference) for a more complete description of the proposed rights, preferences, privileges, qualifications, limitations and restrictions of the Series D Stock.

          The Options granted to each of Messrs. Delano and Lubin pursuant to the Plan were not transferrable, had an expiration date of April 11, 1994 and were exercisable at any time prior to the expiration date, but not earlier than the earliest of (i) one year after the date of grant, (ii) the termination of the holder's employment with the Issuer or (iii) immediately prior to any of certain specified events which would effect a material change in the management and/or control of the Issuer. On
March 10, 1994, Messrs. Delano and Lubin exercised the Options and each purchased pursuant thereto 20,000 shares of Common Stock at a price of $1.625 per share. The foregoing does not purport to be a complete description of the rights of Messrs. Delano and Lubin with respect to the Options. Reference is made to the Plan and the Non-Qualified Stock Option Agreements between the Issuer and each of Messrs. Delano and Lubin (copies of which are annexed to the Schedule 13D as Exhibits M, N and O, respectively, and incorporated herein by reference) for a complete description of the rights of holders of the Options.

          Reference is made to Item 4 of the Woolens Schedule 13D for information concerning Woolens which relates to or would result in any of the actions referred to in paragraph (a) through (j) of
Item 4 of Schedule 13D.

          On September 13, 1991, the Lubin, Delano & Company Profit Sharing Plan and Trust, a pension plan of which Messrs. Delano and Lubin were sole participants, purchased $1,500,000 principal amount of the Company's 12-3/4% Subordinated Notes due February 1, 1997 for an aggregate cost of $183,750 (inclusive of commissions) which they resold to the Company on September 30, 1991 at such cost plus a carrying cost of $529. Depending upon a number of factors, either or both
Messrs. Delano and Lubin may make similar offers from time to time in the future.

          Messrs. Delano and Lubin acquired, in their respective individual capacities, their beneficial ownership of the Issuer's Junior Notes for investment purposes. If either of Mr. Delano or Mr. Lubin were to convert any of his Junior Notes, which he still holds, into the Issuer's Common Stock, Mr. Delano and/or Mr. Lubin, as the case may be, in their respective individual capacities, might be in a position, through such beneficial ownership, to influence further the management of the Issuer.

          On September 21, 1993, the Issuer announced that it had reached agreements in principle to restructure $25,275,000 principal amount of its 12-3/4% Subordinated Notes due
February 1, 1997 (the "12-3/4% Subordinated Notes" or "Old Notes") and $1,000,000 principal amount of its 14% Junior Subordinated Convertible Notes due May 1, 2000 (the "Junior Notes"). At the time, Messrs. Delano and Lubin owned $495,000 and $505,000 principal amount of Junior Notes, respectively.

          In its announcement, the Issuer stated that the agreement in principle to restructure the 12-3/4% Subordinated Notes was reached with representatives of the four largest beneficial owners, who, at the time, held in the aggregate 84% of the outstanding principal amount of such notes. The Issuer stated further that the proposed restructuring of the 12-3/4%
Subordinated Notes would be accomplished by means of a consent solicitation and exchange offer pursuant to which exchanging holders of 12-3/4% Subordinated Notes would receive (a) new 12-
3/4% Senior Subordinated Notes due February 1, 2000 in amounts equal to the principal amount of notes being exchanged and the interest accrued on the exchanged notes during the period
August 1, 1990 through July 31, 1992 and (b) cash in an amount equal to the interest accrued on the exchanged notes during the period August 1, 1992 through July 31, 1993 plus an amount equal to 6.375% of the interest accrued during the period August 1, 1990 through July 31, 1992.

          In its announcement, the Issuer also stated that the proposed restructuring of the Junior Notes provided that interest in the amount of $347,000 accrued for the period November 1, 1990 through April 30, 1993 would be satisfied through the issuance of additional 14% Junior Subordinated Notes which would have the same terms as the existing Junior Notes except that such notes would not be convertible into Common Stock. Messrs. Delano and Lubin agreed to the restructuring of the Junior Notes.

          The closing of the proposed restructuring of the 12-3/4% Subordinated Notes and Junior Notes was subject to, among other things, the completion of definitive documentation, the exchange of a minimum aggregate principal amount of the existing 12-3/4% Subordinated Notes to be determined and the restructuring of the Junior Notes.

          On January 18, 1994, the Issuer announced that it had completed the financial restructuring. The restructuring included, among other things, the completion of an exchange offer for the Issuer's outstanding Old Notes, the restructuring of its Junior Notes and the amendment of its senior secured credit facility. Effective upon the completion of the restructuring, all then existing defaults and events of default on the Issuer's indebtedness were eliminated.

          All of the holders of the Issuer's Old Notes, which had an outstanding principal balance of $25,275,000, tendered their notes for exchange. The exchanging holders received $1,255 principal amount of new 12-3/4% Senior Subordinated Notes due
February 1, 2000 (the "New Notes"), and cash in the amount of $143.76 for each $1,000 principal amount of notes exchanged.

          The restructuring of the Issuer's Junior Notes, which had an outstanding principal balance of $1,000,000 (of which $495,000 was held by Mr. Delano and $505,000 was held by Mr. Lubin), included the satisfaction of $446,000 of unpaid, past due interest through (i) the issuance of $347,000 principal amount of additional junior subordinated notes (the "New Junior Notes") which have the same terms as the Junior Notes except that they are not convertible into Common Stock of the Issuer and (ii) the payment of cash in the amount of $99,000.

          In connection with the completion of the restructuring, the Issuer contemplated paying dividends and redemptions in arrears on its $8 Cumulative Convertible Preferred Stock, Series B. The Issuer's plans in respect of such payments were subject to the consideration and approval of the Issuer's Board of Directors.
Such payments and redemptions were subsequently effected by the Issuer.

          On October 7, 1993, in connection with the purchase by Messrs. Delano and Lubin of 76,436 and 76,435 shares of Common Stock, respectively, Dennis J. Welhouse, an officer of the Issuer, and Phillips S. Patton, a director of the Issuer, purchased from the Market Maker 10,000 and 70,000 shares of Common Stock, respectively. As a result of Messrs. Welhouse and Patton having previously indicated to Messrs. Delano and Lubin their interest in purchasing shares of Common Stock, Messrs. Delano and Lubin had informed Messrs. Welhouse and Patton of the availability of Common Stock for purchase from the Market Maker. No arrangement or understanding exists between or among Messrs. Delano and Lubin, on the one hand, and Mr. Welhouse and/or Mr. Patton, on the other hand, with respect to the holding, disposition or voting of any Common Stock and there exists no further such arrangement or understanding with respect to the acquisition of Common Stock. Messrs. Delano and Lubin disclaim the existence of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to Messrs. Welhouse and Patton.

          From time to time, the Issuer has contemplated making an offer to purchase from holders of fewer than 100 shares of the Common Stock (the "odd lots") the odd lots held by such persons. The Issuer's plans in respect thereof, including the amount of odd lots which would be sought or the consideration which would be offered therefor, and any such offers are subject to the consideration and approval of the Issuer's Board of Directors.

          On August 8, 1995, Mr. Lubin and certain persons related to Mr. Lubin purchased an aggregate of $1,300,000 principal amount, and a profit sharing plan of Lubin, Delano & Company purchased $200,000 principal amount of the Company's New Notes for an aggregate cost of $1,054,250, of which $4,250 represented accrued interest on the New Notes. Depending upon a number of factors, either or both Messrs. Lubin and Delano, from time to time in the future, may make similar offers, may sell New Notes and/or may transfer New Notes to accounts in respect of which one or both of them control investment decisions and/or possess dispositive power.

          Although, except as otherwise disclosed in this Statement or the Schedule 13D, neither Mr. Lubin nor Mr. Delano presently has any plans or proposals which relate to or would result in any of the actions or matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, each of Messrs. Lubin and Delano retains the right, subject to a continuing review of the Issuer's business prospects, economic conditions and other relevant factors, to take any or all such action as he may deem appropriate to protect his investment in the Issuer or for any other reason.


Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Delano may be deemed to beneficially own 1,340,297 shares of Common Stock, or 30.15% of the Issuer's Common Stock
(based upon the 4,228,036 shares of Common Stock outstanding as of May 6, 1996 as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1996 plus 217,800 shares of Common Stock issuable upon conversion of 14% Junior Subordinated Convertible
Notes due May 1, 2000 (the "Junior Notes") beneficially owned by him). Mr. Lubin may be deemed to beneficially own 1,470,684 shares of Common Stock, or 33.05% of the Issuer's Common Stock
(based upon the 4,228,036 shares of Common Stock outstanding as of May 6, 1996 as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1996 plus 222,200 shares of Common Stock issuable upon conversion of Junior Notes beneficially owned by him). Mr. Lubin disclaims beneficial ownership of 70,000 of such shares of Common Stock, which are owned by his two sons, each of whom owns 35,000 shares, and with respect to which Mr. Lubin acts as a custodian under UGMA.

          (b) Mr. Delano may be deemed to have sole power to vote shares and dispose of shares with respect to all of the 1,340,297 shares of the Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with respect to 50,000 shares of the Common Stock which may be deemed to be beneficially owned by him. Mr. Lubin may be deemed to have sole power to vote shares and dispose of shares with respect to all of the 1,470,684 shares of the Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with respect to 50,000 shares of the Common Stock which may be deemed to be beneficially owned by him. Mr. Lubin disclaims beneficial ownership of 70,000 of such shares of Common Stock, which are owned by his two sons, each of whom owns 35,000 shares, and with respect to which Mr. Lubin acts as a custodian under UGMA.

          (c) For a description of transactions by Messrs. Delano and Lubin in the Issuer's Common Stock effected during the past 60 days, see Item 3 of this Statement.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          On April 11, 1989, the Issuer granted the Options to purchase from the Issuer up to 20,000 shares of the Issuer's Common Stock at a purchase price of $1.625 per share to each of Messrs. Delano and Lubin pursuant to the terms of the Issuer's 1983 Incentive Stock Option Plan, as amended. The Options had an expiration date of April 11, 1994 and were exercisable at any time prior to the expiration date, but not earlier than the earliest of (i) one year after the date of grant, (ii) the termination of the holder's employment with the Issuer or (iii) immediately prior to any of certain specified events which would effect a material change in the management and/or control of the Issuer. On March 10, 1994, Messrs. Delano and Lubin exercised the Options and each purchased pursuant thereto 20,000 shares of Common Stock at a price of $1.625 per share. The foregoing does not purport to be a complete description of the rights of Messrs.
Delano and Lubin with respect to the Options.   Reference is made
to the Issuer's 1983 Incentive Stock Option Plan, as amended, and the Non-Qualified Stock Option Agreements between the Issuer and each of Messrs. Delano and Lubin (copies of which are annexed to the Schedule 13D as Exhibits M, N, and O, respectively, and incorporated herein by reference) for a more complete description of the rights of holders of the Options.

          As of April 27, 1990, Precision and the Issuer entered into an Amendment Agreement with respect to the Purchase Agreement dated as of February 7, 1985 between the Issuer and Precision (a copy of such Amendment Agreement is annexed to the Schedule 13D as Exhibit U and incorporated herein by reference).

          On May 22, 1990, Messrs. Delano and Lubin were granted, pursuant to an Option Agreement and Consent dated as of April 27, 1990 among the N&B Parties (as defined therein), Vincent Cavallo, as collecting and disbursing agent, Precision and Messrs. Delano and Lubin (a copy of which is annexed to the Schedule 13D as Exhibit V and incorporated herein by reference), an irrevocable option (the "Precision Option") to purchase from Precision (i) 345,125 shares of Common Stock; (ii) 197,727 warrants to purchase Common Stock and rights to purchase an additional 197,727 shares of Common Stock; and (iii) a limited partnership interest in BLP (collectively, the "Precision Assets"). The Precision Option became exercisable on November 15, 1990 and terminated on December 31, 1990. If the Precision Option was not exercised during such period, Precision agreed to distribute to Messrs. Delano and Lubin their pro rata share of the Precision Assets no later than January 7, 1991 and, upon such distribution, Messrs. Delano and Lubin would resign as general partners of Precision.

          On November 15, 1990, Messrs. Delano and Lubin entered into a Modification Agreement with Vincent Cavallo, as agent for the N&B Partners and the Sellers (as such terms are defined therein), Precision and Neuberger & Berman (a copy of which is annexed to the Schedule 13D as Exhibit W and incorporated herein by reference), amending the Option Agreement and Consent dated as of April 27, 1990 (a copy of which is annexed to the Schedule 13D as Exhibit V and incorporated herein by reference) pursuant to which, among other things, the aggregate purchase price of the Precision Assets was reduced from $525,000 to $50,010 and Messrs. Lubin and Delano agreed to exercise the Precision Option and effect a complete liquidation of Precision prior to December 31, 1990.

          On December 10, 1993, Messrs. Delano and Lubin entered into a Restructuring Agreement with the Issuer (a copy of which is annexed to the Schedule 13D as Exhibit X and incorporated herein by reference) pursuant to which unpaid, past due interest on the Issuer's Junior Notes held by Messrs. Delano and Lubin would be satisfied through (i) the issuance of the New Junior Notes and
(ii) the making of certain cash payments.

          Messrs. Delano and Lubin also entered into a Letter Agreement with the Issuer and IBJ Schroder Bank & Trust Company, as Trustee (a copy of which is annexed to the Schedule 13D as Exhibit Y and incorporated herein by reference), on December 10, 1993 pursuant to which Messrs. Delano and Lubin agreed, among other things, to waive certain rights in respect of the Junior Notes and the New Junior Notes as specified therein.

          Except as otherwise described in the Schedule 13D, as amended by this Statement, neither Mr. Delano nor Mr. Lubin has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.   Material to be filed as Exhibits.(1)

          Annexed to the Schedule 13D as Exhibit A is a copy of the agreement between Messrs. Delano and Lubin relating to the filing of this Statement on behalf of each of them pursuant to Rule 13d-
1(f) under the 1934 Act.

          Annexed to the Schedule 13D as Exhibit B is a copy of the Purchase Agreement dated February 7, 1985 between the Issuer and
Precision.

          Annexed to the Schedule 13D as Exhibit C is a copy of an agreement dated January 28, 1987 among Messrs. Delano and Lubin and the Issuer.

          Annexed to the Schedule 13D as Exhibit D is a copy of an agreement dated January 28, 1987 among Messrs. Delano and Lubin and Foreman.

Annexed to the Schedule 13D as Exhibit E is a copy of the limited partnership agreement of Precision, as amended.

          Annexed to the Schedule 13D as Exhibit F is a copy of the limited partnership agreement of BLP.

          Annexed to the Schedule 13D as Exhibit G is a copy of the limited partnership agreement of Woolens, as amended.

          Annexed to the Schedule 13D as Exhibit H is a copy of the Purchase Agreement dated as of December 29, 1989 between the Issuer and Woolens, as amended.

          Annexed to the Schedule 13D as Exhibit I is a copy of the Certificate of the Designations, Preferences and Relative
Participating, Optional and Other Special Rights of 12%
Cumulative Convertible Exchangeable Preferred Stock, Series C and the Qualifications, Limitations and Restrictions Thereof of the Issuer.

          Annexed to the Schedule 13D as Exhibit J is a copy of a letter dated December, 1989 from Foreman to Messrs. Delano and Lubin.

          Annexed to the Schedule 13D as Exhibit K is a copy of the partnership agreement of Lubin, Delano & Company, as amended.

          Annexed to the Schedule 13D as Exhibit L is a copy of the 1986 Restricted Stock Award Plan of the Issuer, as amended.

          Annexed to the Schedule 13D as Exhibit M is a copy of the 1983 Incentive Stock Option Plan of the Issuer, as amended.

          Annexed to the Schedule 13D as Exhibit N is a copy of the Non-Qualified Stock Option Agreement dated as of April 11, 1989 between Warren Delano, Jr. and the Issuer.

          Annexed to the Schedule 13D as Exhibit O is a copy of the Non-Qualified Stock Option Agreement dated as of April 11, 1989 between Michael A. Lubin and the Issuer.

          Annexed to the Schedule 13D as Exhibit P is a copy of the Recapitalization Agreement dated as of April 27, 1990 between
Woolens and the Issuer.

          Annexed to the Schedule 13D as Exhibit Q is a copy of the letter agreement dated as of April 27, 1990 between Messrs.
Delano and Lubin and the Issuer.

          Annexed to the Schedule 13D as Exhibit R is a copy of the Purchase Agreement dated as of April 27, 1990 between Messrs.
Delano and Lubin and the Sellers and Vincent Cavallo.

          Annexed to the Schedule 13D as Exhibit S is a copy of the form of promissory note from Messrs. Delano and Lubin to Vincent
Cavallo, as agent for the Sellers.

          Annexed to the Schedule 13D as Exhibit T is a copy of the Standby Purchase Agreement dated as of April 27, 1990 between
Lubin, Delano &  Company and the Issuer.

          Annexed to the Schedule 13D as Exhibit U is a copy of the Amendment Agreement dated as of April 27, 1990 between Precision and the Issuer.

          Annexed to the Schedule 13D as Exhibit V is a copy of the Option Agreement and Consent dated as of April 27, 1990 among the N&B Parties, Vincent Cavallo, Precision and Messrs. Delano and
Lubin.

          Annexed to the Schedule 13D as Exhibit W is a copy of the Modification Agreement dated November 15, 1990 among Precision,
Michael A. Lubin, Warren Delano, Jr., Vincent Cavallo and
Neuberger & Berman.

          Annexed to the Schedule 13D as Exhibit X is a copy of the Restructuring Agreement dated as of December 10, 1993 among the Issuer, Warren Delano and Michael A. Lubin.

          Annexed to the Schedule 13D as Exhibit Y is a copy of a Letter Agreement dated December 10, 1993 among Warren Delano,
Michael A. Lubin, IBJ Schroder Bank & Trust Company, as Trustee, and the Issuer.

          Annexed to the Schedule 13D as Exhibit Z is a copy of the First Supplemental Indenture dated as of August 1, 1993 between the Issuer and United States Trust Company of New York, as
Trustee.

          Annexed to the Schedule 13D as Exhibit AA is a Release dated January 18, 1994 by the Issuer to United States Trust Company of
New York, as Trustee on behalf of the Releasing Holders (as defined therein).

          Annexed to the Schedule 13D as Exhibit AB is a copy of the Indenture dated as of August 1, 1993 between the Issuer and IBJ
Schroder Bank & Trust Company, as Trustee.

[FN]

     (1) Pursuant to Rule 13d-2(c) of the 1934 Act, the Exhibits listed in this Item 7 are not required to be restated electronically, and therefore have been omitted from this electronic Amendment.

                                 SIGNATURE
                                 _________

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 10, 1996

                                               /s/Warren Delano
                                           _____________________________
                                                  Warren Delano



                                              /s/Michael A. Lubin
                                           _____________________________
                                                 Michael A. Lubin